May 23, 2017

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Target Corporation
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed March 8, 2017
File No. 1-6049

Dear Mr. Thompson:

Thank you for your letter dated May 11, 2017, regarding Target Corporation. Following this introductory section are your comments in italics and our responses.

We place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we welcome the opportunity to review our practices to make our disclosures even better.

We believe our responses address your comments. Should the staff have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Form 10-K for the fiscal year ended January 28, 2017

Consolidated Statements of Operations, page 32

1. Please tell us your basis for presenting gross margin on the face of the statement of operations. In this regard, we note you exclude depreciation and amortization from gross margin. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

Target’s Response to Comment 1

The presentation of gross margin on the face of the statement of operations is not intended to report a figure for cash flow or income before depreciation. In response to the Staff's comment, we will enhance our future disclosures by revising the Cost of Sales description on the face of the statements of operations and within the Selected Financial Data table to "Cost of Sales (exclusive of depreciation and amortization)" in accordance with ASC 225-10-S99-8 and Item 302(a) of Regulation S-K.

Note 23. Income Taxes, page 47

2. Please advise us of the nature of your ongoing operations and countries from which you have generated accumulated net earnings of $993 million that is considered indefinitely invested outside of the U.S. Reference is made to ASC 740-30-25. Also, please tell us the amount and your consideration of disclosing in Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations the cash and short-term investments held outside the U.S. for which there would be tax implications if repatriated to the U.S.

Target’s Response to Comment 2

The accumulated net earnings of $993 million indefinitely invested outside of the United States are comprised of $935 million generated by our global sourcing operations, known as Target Sourcing Services (TSS), and $58 million generated by our headquarters support team in India (Target India). TSS sources, inspects, and purchases inventory solely for Target from vendors around the world, primarily in China, Hong Kong, and Korea. As of January 28, 2017, TSS earnings were indefinitely invested to fund working capital needs for inventory purchases from non-U.S. vendors, continued expansion of the sourcing business, and potential international ecommerce opportunities. Target India comprises various teams that provide technology, finance, marketing, HR, merchandising, and other support to our business. Target India income earned after January 31, 2015 did not meet the criteria to be considered indefinitely invested, and a tax liability has been recorded for years after that date.

As of January 28, 2017, TSS and Target India had cash balances totaling $769 million and $8 million, respectively. It is not practicable to determine the income tax liability that would be payable if the earnings from our foreign operations were repatriated. However, even if the entire $993 million of earnings were to be repatriated and subject to incremental U.S. taxation, any potential repatriation tax consequences would not materially affect our liquidity or capital resources. In addition, we have ample liquidity and capital resources without repatriating these amounts to the U.S. For these reasons, we did not consider disclosure to be meaningful in understanding our liquidity and capital resources.

3. Please tell us your consideration of providing entity-wide disclosures pursuant to ASC 280 of revenues and long-lived assets attributable to all countries outside of the U.S. as well as your accounting policy for allocating revenues from customers. See ASC 280-10-55-22.

Target’s Response to Comment 3

For all periods presented, revenues from external customers attributable to all countries outside of the U.S. represented less than four hundredths of a percent (0.04%) of our consolidated sales, and long-lived assets attributable to all countries outside of the U.S. represented less than two tenths of a percent (0.2%) of our total long-lived assets. We will add the following to our Segment Reporting note in our Form 10-Q for the quarter ending July 29, 2017, consistent with the disclosure in Item 1, Geographic Information, of our Form 10-K for the year ended January 28, 2017: “Virtually all of our revenues are generated in the United States. The vast majority of our long-lived assets are located within the United States.”

Because revenues attributable to countries outside of the U.S. are de minimis, we have not established a formal accounting policy to allocate such amounts. We will continue to monitor revenue and long-lived assets attributable to countries outside of the U.S. If either of those amounts become material, we will establish a policy for allocating revenues and will disclose revenues and long-lived assets in the Notes to the Consolidated Financial Statements in accordance with ASC 280-10-50-41 and ASC 280-10-55-22, as appropriate.

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On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ Cathy R. Smith
Cathy R. Smith
Executive Vice President and Chief Financial Officer

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